Delisting Determination,The Nasdaq Stock Market, LLC,
September 10, 2007, TVIA, Inc. The Nasdaq Stock Market,
Inc. (the Exchange) has determined to remove from listing the common stock of TVIA, Inc. (the
Company), effective at the opening of the trading session on September 20, 2007. Based on a review of the information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to the following Marketplace Rule: 4310(c)(14). The
Company was notified of the Staffs determination on February 21, 2007 and July 3, 2007. The Company requested a hearing on the matter before the Listing Qualifications Hearings Panel. Based on information provided by the Company, the Hearing
Panel determined the Companydid not qualify for listing on the Exchange pursuant to the following
Marketplace Rule: 4310(c)(14). The Company was notified of the Panels decision on July 10, 2007 and trading in the Companys securities was suspended on July 12, 2007. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels
Determination to delist the Company became final on August 24, 2007.